September 26, 2024

Donat Madilo
Chief Financial Officer
Loncor Gold Inc.
4120 Yonge Street, Suite 304
Toronto, Ontario
Canada, M2P 2B8

       Re: Loncor Gold Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-35124
Dear Donat Madilo:

       We have reviewed your September 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
D. Property, Plants and Equipment, page 25

1. We note your response to comment 5 and we reissue the comment. Item 1305 internal control disclosure is required to be included in your filing. Please include this disclosure in your amended filing.
2. Please proceed to file the amended Form 20-F filing and the amended technical report summary with the changes proposed in your responses to the engineering comments.
 September 26, 2024
Page 2
Item 18. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-4

3. We note your response to comment 11 proposes "that the wording in comment number 11 be included in the auditor's report in respect of the fiscal 2024 audit and the conforming change be made to the risk factor disclosure on page 4 of the fiscal 2024 Form 20-
       F." Please clarify the "wording in comment number 11" that you are referring to and provide the disclosure you are proposing to include in the fiscal 2024 audit report and the related risk factor. In this regard, please note that the revised language should definitively state whether there is a substantial doubt in your ability to continue as a going concern or that the conditions you cite raise substantial doubt about your ability to continue as a going concern to comply with PCAOB Auditing Standard 2415.

       Please contact John Coleman, Mining Engineer, at 202-551-3610 if you have any questions regarding engineering comments. Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation